# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CPS Technologies Corp., CIK 0000814676
CUSIP: 12619F104
Title of class of securities: Common Stock, $0.01 Par Value Per Share
Address of issuer's principal executive offices: 111 South Worcester Street, Norton, Massachusetts (MA), 02766
Date of event which requires filing of this statement: 03/16/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002077418

## Reporting persons
- Sharon C. Wechsler Estate: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 1,373,929; shared voting power 0; sole dispositive power 1,373,929; shared dispositive power 0; aggregate amount beneficially owned 1,373,929 (9.5% of the class)
  Comment: Note for Line (11) - Based on 14,525,960 shares of Common Stock outstanding as of April 21, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 29, 2025, as filed with the Securities and Exchange Commission.

## Item 1. Issuer
Name of issuer: CPS Technologies Corp.
Address of issuer's principal executive offices: 111 South Worcester Street, Norton, MA, 02766

## Item 2. Person Filing
Name of person filing: Sharon C. Wechsler Estate
Address of principal business office or, if none, residence: 400 N. Flagler Drive, Apartment 1405, West Palm Beach, FL 33401
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,373,929
Percent of class: 9.5%
Sole power to vote or to direct the vote: 1,373,929
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,373,929
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sharon C. Wechsler Estate: /s/ Louis E. Black, Esq., Louis E. Black, Esq., Personal Representative (07/16/2025)